

January 6, 2011

Ms. Sandra A. Gardiner
Chief Financial Officer
Vermillion, Inc.
12117 Bee Caves Road
Building Two, Suite 100
Austin, Texas 78738

> **Re:** **Vermillion, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed May 20, 2010**
> **File No. 000-14800**

Dear Ms. Gardiner:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief